

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

Via E-mail
Mr. Daniel Spiegelman
Executive Vice President and
Chief Financial Officer
BioMarin Pharmaceutical Inc.
770 Lindaro Street
San Rafael, CA 94901

Re: **BioMarin Pharmaceutical Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2012
        Filed February 26, 2013
        File No. 000-26727

Dear Mr. Spiegelman:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing[s] include[s] the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Joel Parker

                                        Joel Parker
                                        Accounting Branch Chief